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                                                                Exhibit (h)(22)
BROWN ADVISORY [LOGO]

David M. Churchill
CHIEF FINANCIAL OFFICER & PARTNER

August 1, 2007

Board of Trustees of Forum Funds
Forum Administration Services, LLC
Two Portland Square
Portland, ME 04101

Re:  Brown Advisory International Fund (the "Fund")

Dear Gentlemen:

   In order to examine the effectiveness of the current structure of the Brown Advisory International Fund, as well as facilitate in the search for a new subadvisor, we hereby submit the following for your consideration. In December 2006, the Board expanded the use of a 5bps consulting fee on the Fund to consultants other than Edward Jewson, subject to Board approval. Pursuant to the above, in June of 2007, the Advisor entered into an agreement with RDK Strategies LLC ("RDK") and requests that the Board ratify the agreement. A copy of the agreement has provided for your benefit.

International Equity Strategy

    . The Fund was originally established as a single manager fund, focused on ownership of high quality, large-cap developed markets. At inception, Philadelphia International Advisors (PIA) was appointed sole manager of the portfolio. PIA is a large-cap EAFE manager that employs a bottoms-up, value oriented strategy to investing in developed international markets.

    . Similar to our distinct approaches to value and growth domestically, Brown conducted a thorough search to identify a growth-oriented manager that would diversify the Fund, as well as compliment PIA's value style.
       E. Jewson Consultants Limited was retained by Brown to help identify this manager and assist in the implementation of the multi-manager structure. Walter Scott & Partners ("WSPL") assumed co-management of the fund in Sept. 2004. Walter Scott is a bottoms-up, growth-oriented EAFE manager that has demonstrated a strong performance track record among their peers. In 2006, a change in control

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BROWN ADVISORY [LOGO]

       occurred at WSPL, with its acquisition by Mellon Financial Corporation ("Mellon"), and Mellon's subsequent acquisition by the Bank of New York.

    . Coinciding with this change in control at WSPL, Brown conducted a review of the Fund to consider broadening the Fund's mandate to include emerging markets. This analysis included a review of the current structure to assure that the Fund was providing broad exposure to today's international markets and that the current sub-advisors' styles remained distinct and complementary.

    . In order to assist in the restructuring of the Fund, Brown has hired RDK. RDK provides resources and expertise in multi-class portfolio evaluation, construction, manager search, and portfolio transition.

    . Although RDK will assist in the selection and monitoring of the subadvisor, Brown will be actively engaged in reviewing the consultant's recommendations and performing related due diligence.

Background on RDK

   RDK provides investment consulting services to institutions, foundations, endowments, corporations and retirement plan sponsors. Their services are built on the philosophy that the key to attaining long-term goals is based on the proper structuring, management and monitoring of investment portfolios. RDK seeks to provide the perspective, information, background and knowledge to promote the proper discussions necessary to make well reasoned and informed investment decisions.

   RDK, in addition to its own abilities, internal systems and data, maintains a close relationship with a variety of specialists to provide the highest standard of services for its clients. These specialists include professionals in performance measurement, investment management research, compliance, mergers & acquisitions, legal and operational practices.

   William McVay is the Principal of RDK. Prior to forming RDK Strategies he was Vice President and a partner of financial software developer, Zephyr Associates, the leading provider of style based investment analytics. He previously was Executive Vice President of Financeware, Inc. and First Vice-President of Legg Mason Wood Walker where he was Co-Director of Investment Management Services and the Director of the Investment Consulting Group for eleven years.

If you have any questions, please feel free to contact met at (410) 537-5414

                                          Very Truly Yours,

                                          /s/ David Churchill

                                          David Churchill